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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  Form 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):      [_] Form 10-K    [_] Form 20-F    [_] Form 11-K
                  [X] Form 10-Q    [_] Form N-SAR

     For Period Ended:  March 31, 2000

[_]    Transition Report on Form 10-K
[_]    Transition Report on Form 20-F
[_]    Transition Report on Form 11-K
[_]    Transition Report on Form 10-Q
[_]    Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

________________________________________________________________________________
Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(a) to which the notification relates:

________________________________________________________________________________
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PART  I - REGISTRANT INFORMATION

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Full Name of Registrant

              Gothic Energy Corporation

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

               Two Warren Place
               6120 South Yale Avenue - Suite 1200

City, State and Zip Code

               Tulsa, Oklahoma  74136


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12B-25(b), the following should be completed. (Check box if appropriate):


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calender day following the prescribed due date; or the subject quaterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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     As part of its ongoing efforts to restructure and improve its balance sheet, the registrant is currently in negotiations with the holders of its 14-1/8% Senior Secured Discount Notes intended to result in the conversion of that indebtedness into equity securities of Gothic Energy Corporation. Inasmuch as those negotiations are ongoing, there can be no assurance as to the success of those efforts or the terms on which the indebtedness may be exchanged. It is expected, however, that the exchange of that indebtedness will result in material dilution to the holders of Gothic Energy's Common Stock. Gothic Energy is seeking to enter into agreements with the holders of the Discount Notes to exchange their Discount Notes for shares of Common Stock which agreements are expected to be subject to the fulfillment of various closing conditions. Implementation of the closing by Gothic Energy under the exchange of the Discount Notes is also expected to be accompanied by efforts to raise additional equity capital through a rights offering or by other means. Gothic Energy is currently engaged in a review of the various means by which the implementation of a restructuring can be accomplished. Gothic Energy is unable to predict the success of these restructuring efforts, the terms on which or means by which its balance sheet may be improved, and the extent of any dilution to be sustained by the holders of its outstanding Common Stock. These ongoing negotiations have resulted in a delay in the completion of the registrant's quarterly report for the quarter ended March 31, 2000.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Steven P. Ensz       918             749-5666
                                    ---             --------
               (Name)               (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?


     If the answer is no, identify report(s)            [x]  Yes        [_]  No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                            [_]  Yes        [x]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           Gothic Energy Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  May 12, 2000                By  /s/ Steven P. Ensz
                                      ------------------
                                      Vice President and Chief Financial
                                      Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


--------------------------------ATTENTION-------------------------------------

                 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C 1001).

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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

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4.   Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filling should comply with either Rule 201 or rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to rule 13(b) of Regulations S-T .

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